Prospectus Supplement No. 3 to Prospectus dated October 8, 2004

Registration No. 333-112360 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 3

To

Prospectus Dated October 8, 2004

This is a Supplement to Adept Technology, Inc.’s Prospectus, dated October 8, 2004, with respect to the offer and sale of up to 22,740,816 shares of Adept common stock or interests in Adept common stock, by the selling security holders listed in the prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus about Adept and the selling securityholders. We encourage you to read this Supplement carefully with the Prospectus.

Adept Technology, Inc. provides intelligent production automation products, components and services for assembly and material handling applications to customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is February 2, 2005.

Report on Results of Operations

On February 1, 2005, we disclosed our results of operations for the three months ended January 1, 2005 as set forth immediately below:

ADEPT TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share data)

	Three months ended		Six months ended
	January 1, 2005	December 27, 2003	January 1, 2005	December 27, 2003
	(unaudited)		(unaudited)
Net revenues	$11,785	$10,638	$23,078	$21,285
Cost of revenues	6,458	6,482	12,285	13,300

Gross margin	5,327	4,156	10,793	7,985
Operating expenses:
Research, development and engineering	1,560	1,753	3,221	3,519
Selling, general and administrative	3,815	3,770	7,553	6,955
Amortization of other intangibles	49	107	98	285

Total operating expenses	5,424	5,630	10,872	10,759

Operating income (loss)	(97)	(1,474)	(79)	(2,774)
Interest income (expense), net	(37)	(131)	(74)	(263)
Currency exchange gain (loss)	200	268	271	306

Income (loss) from continuing operations before income taxes	66	(1,337)	118	(2,731)

Provision for income taxes	6	6	17	19

Income (loss) from continuing operations	60	(1,343)	101	(2,750)
Gain from discontinued operations, net of tax	—	(234)	—	(87)

Net income (loss)	$60	$(1,577)	$101	$(2,837)

Basic income (loss) per share from:
continuing operations	$0.00	$(0.06)	$0.00	$(0.15)

discontinued operations	$0.00	$(0.01)	$0.00	$(0.00)

Basic net income (loss) per share	$0.00	$(0.07)	$0.00	$(0.15)

Diluted income (loss) per share from:
continuing operations	$0.00	$(0.06)	$0.00	$(0.15)

discontinued operations	$0.00	$(0.01)	$0.00	$(0.00)

Diluted net income (loss) per share	$0.00	$(0.07)	$0.00	$(0.15)

Basic number of shares used in computing per share amounts from:
continuing operations	30,533	21,794	30,118	18,594

discontinued operations	30,533	21,794	30,118	18,594

Diluted number of shares used in computing per share amounts from:
continuing operations	31,212	21,794	30,118	18,594

discontinued operations	31,212	21,794	30,118	18,594

Note: Amounts for prior periods have been reclassified to conform to present year’s presentation

ADEPT TECHNOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	January 1, 2005	June 30, 2004*
	(unaudited)
ASSETS

Current assets:
Cash, cash equivalents and short term investments	$4,735	$4,957
Accounts receivable, less allowance for doubtful accounts of $1,388 at December 31, 2004 and $1,269 at June 30, 2004	10,389	13,385
Inventories	7,676	6,233
Prepaid expenses and other current assets	855	656

Total current assets	23,655	25,231

Property and equipment at cost	9,818	9,372
Less accumulated depreciation and amortization	8,408	7,924

Net property and equipment	1,410	1,448

Goodwill	3,176	3,176
Other intangibles, net	325	423
Other assets	1,299	1,293

Total assets	$29,865	$31,571

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$4,737	$5,689
Accrued warranty reserve	1,909	2,111
Other accrued liabilities	2,359	3,720

Total current liabilities	9,005	11,521

Commitments and contingencies

Long term liabilities:
Subordinated convertible note	3,000	3,000
Other long term liabilities	1,491	1,422

Redeemable convertible preferred stock	—	—

Total shareholders’ equity	16,369	15,628

Total liabilities and shareholders’ equity	$29,865	$31,571

*	Based on audited information included on Form 10-K for fiscal year ended June 30, 2004.

Reverse Stock Split

At the Adept Annual Meeting of Shareholders, held on November 4, 2004, the shareholders approved the amendment of our Articles of Incorporation to effect a reverse split at a ratio to be determined by the Board of Directors, within a range from one-for-four to one-for-seven. On February 1, 2005, we issued a press release announcing the approval by the Board of Directors of a reverse stock split at a ratio of one-for-five, to be effected on February 25, 2005.

Report on Annual Meeting Results / Current Report on Form 8-K/A

On November 9, 2004, we filed with the SEC, a Current Report on Form 8-K, announcing the results of our Annual Meeting of Shareholders, held on November 4, 2004. The shareholders approved all five proposals on the ballot, including the election of directors, an amendment to the 2003 Stock Option Plan, the adoption of the 2004 Director Stock Option Plan, and an amendment to our Articles of Incorporation to effect a reverse split (to be effected on or before February 28, 2005) at a ratio to be determined by the Board of Directors, within a range from one-for-four to one-for-seven. On February 1, 2005, we filed with the SEC an amendment to the Form 8-K to add disclosure regarding the approval of the 2003 Stock Option Plan Amendment and the 2004 Director Stock Option Plan as material agreements and summarize certain terms of the approved stock option plans.

A copy of our Current Report on Form 8-K/A filed with the SEC on February 1, 2005 is being provided to you along with this Supplement.

Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information About Us.”

SELLING SECURITYHOLDERS

The table under the caption “Selling Securityholders” beginning on page 23 of the Prospectus is hereby supplemented and amended to update information as to the beneficial ownership of our outstanding shares of common stock as of January 25, 2005 by each of the selling securityholders, and as adjusted to reflect transfers by the selling securityholders, and the sale by the selling securityholders of shares in this offering. As of January 25, 2005, approximately 30,536,710 shares of our common stock were outstanding. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to January 31, 2005. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

The information under the heading “Shares of Common Stock Beneficially Owned” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from January 25, 2005 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

We have assumed for purposes of the table below that the selling securityholders will sell all of the common stock and all of the common stock issuable upon conversion of any warrants or note pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned.

	Shares of Common Stock Beneficially Owned (including Warrant Shares)		Warrant Shares (1)	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Selling Securityholders	Number	Percent (2)	Number	Number	Number	Percent
Jon D. Gruber and Linda W. Gruber (3)(10)	350,133	1.2%	111,111	333,333	16,800	*
J. Patterson McBaine (4)(10)	415,033	1.4%	111,111	333,333	81,700	*
Lagunitas Partners, L.P. (5)(10)	2,223,799	7.3%	666,666	1,999,999	223,800	*
Gruber & McBaine International (6)(10)	746,866	2.8%	222,222	666,666	80,200	*
Special Situations Fund III, L.P. (7)(11)	5,568,930	17.3%	1,666,700	5,562,600	6,330	*
Special Situations Cayman Fund, LP (7)(11)	1,856,150	6%	555,550	1,854,150	2,000	*
Special Situations Private Equity Fund, LP (7)(11)	3,712,800	11.7%	1,111,100	3,708,300	4,500	*
Special Situations Technology Fund, L.P. (7)(11)	613,050	2%	183,350	612,050	1,000	*
Special Situations Technology Fund II, L.P. (7)(11)	3,100,750	9.9%	927,750	3,096,250	4,500	*
JDS Uniphase Corporation	1,369,935	4.5%	0	1,369,935	0	0%
Tri Valley Campus I, LLC	3,000,000)	8.9%	0	3,000,000	0	0%

*	Less than 1%.

This table is based upon information supplied by the selling securityholders and Schedules 13D and 13G filed with the SEC, and amendments thereto.

(1)	Warrant Shares include shares of common stock which selling securityholders have the right to acquire through the exercise of warrants issued in the 2003 financing.

(2)	Applicable percentage of ownership for JDS Uniphase Corporation is based on 30,536,710 shares of common stock outstanding as of January 25, 2005. The number of shares outstanding for the calculation of percentage of ownership for Tri Valley includes shares of common stock for which Tri Valley has the right to acquire beneficial ownership through conversion of a convertible subordinated note issued by Adept to Tri Valley on August 6, 2003. See Note 9 below for more information regarding Tri Valley. The number of shares outstanding for the calculation of percentage of ownership for all selling securityholders other than JDS Uniphase Corporation and Tri Valley includes the Warrant Shares each of the selling securityholders has the right to acquire upon any exercise of such selling securityholder’s Warrants.

(3)	“Shares of Common Stock Beneficially Owned” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares, both covered by this prospectus, plus 16,800 shares of common stock otherwise owned by Jon D. Gruber and Linda W. Gruber not covered by this prospectus. Jon D. Gruber and Linda W. Gruber may also be deemed to indirectly beneficially own the 2,081,777 shares of common stock collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 1,777,777 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 888,888 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus, plus 162,400 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 4,500 shares of common stock that are owned by certain accounts managed by Jon D. Gruber or that are owned by family members of Jon D.Gruber and Linda W. Gruber, which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding Jon D. Gruber and Linda W. Gruber’s affiliation with Gruber and McBaine Capital Management, LLC and its affiliates. The “Number of Shares Being Offered” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares.

(4)	“Shares of Common Stock Beneficially Owned” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares, both covered by this prospectus, plus 81,700 shares of common stock otherwise owned by J. Patterson McBaine not covered by this prospectus. J. Patterson McBaine may also be deemed to indirectly beneficially own the 2,081,777 shares collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 1,777,777 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 888,888 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus plus 162,400 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 1,500 shares of common stock owned by an account managed by J. Patterson McBaine which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding J. Patterson McBaine’s affiliation with Gruber and McBaine Capital Management, LLC. The “Number of Shares Being Offered” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares.

(5)	“Shares of Common Stock Beneficially Owned” includes 1,333,333 shares of common stock purchased in the 2003 financing and 666,666 Warrant Shares, both covered by this prospectus, plus 223,800 shares of common stock otherwise owned by Lagunitas Partners, LP not covered by this prospectus. The “Number of Shares Being Offered” includes 1,333,333 shares of common stock purchased in the 2003 financing and 666,666 Warrant Shares. See also Note 10 below.

(6)	“Shares of Common Stock Beneficially Owned” includes 444,444 shares of common stock purchased in the 2003 financing and 222,222 Warrant Shares, both covered by this prospectus, plus 80,200 shares of common stock otherwise owned by Gruber & McBaine International not covered by this prospectus, and does not include Warrant Shares. The “Number of Shares Being Offered” includes 444,444 shares of common stock purchased in the 2003 financing and 222,222 Warrant Shares. See also Note 10 below.

(7)

“Shares of Common Stock Beneficially Owned” includes shares of common stock purchased in the 2003 financing, acquired by transfer from another selling securityholder and Warrant Shares, plus shares of common stock otherwise owned by the Special Situations Fund entities not covered by this prospectus. Both “Shares of Common Stock Beneficially Owned” and the “Number of Shares Being Offered” include for Special Situations Fund III, L.P., 3,902,230 shares and 1,666,700 Warrant Shares, for Special Situations

Cayman Fund, LP, 1,300,600 shares and 555,550 Warrant Shares, for Special Situations Private Equity Fund, LP, 2,601,700 shares and 1,111,100 Warrant Shares, for Special Situations Technology Fund, L.P., 429,700 shares and 183,350 Warrant Shares, and for Special Situations Technology Fund II, L.P., 2,173,000 shares and 927,750 Warrant Shares. “Shares of Common Stock Beneficially Owned” also includes shares not offered under this prospectus in the following amounts: Special Situations Fund III, L.P., 6,330 shares, for Special Situations Cayman Fund, LP, 2,000 shares, for Special Situations Private Equity Fund, LP, 4,500 shares, for Special Situations Technology Fund, L.P., 1,000 shares, and for Special Situations Technology Fund II, L.P., 4,500 shares.

(8)	Includes shares of common stock issued pursuant to the JDSU Agreement, upon conversion of Adept convertible preferred stock. The JDSU Agreement terminates rights and obligations, including certain board observer rights and voting agreements previously held by JDSU under the Securities Purchase and Investor Rights Agreement, dated as of October 22, 2001, between JDSU and Adept, as well as a promissory note dated October 30, 2002 issued by Adept in favor of JDSU.

(9)	Reflects beneficial ownership of 3,000,000 shares of Adept common stock which Tri Valley has the right to acquire upon conversion of a three year, $3,000,000 convertible subordinated note issued by Adept in favor of Tri-Valley, on August 6, 2003, bearing an interest rate of 6.0% and a right to convert into common stock at an exercise price of $1.00 per share. Under the terms of the convertible subordinated note, Tri Valley may elect at any time to convert all or any part of the outstanding principal balance of the convertible subordinated note into shares of Adept common stock and the resulting shares carry certain rights, including piggyback registration rights, participation rights and co-sale rights in equity sales by Adept. The principal balance of the convertible subordinated note is $3,000,000, convertible into 3,000,000 shares of Adept common stock if Tri Valley were to elect to convert 100% of the principal balance into Adept common stock. Adept may elect to convert interest owing under the convertible subordinated note into common stock. To the knowledge of Adept, Tri Valley does not have ownership of any outstanding shares of common stock at this time and currently has no voting power or dispositive power over any outstanding shares of Adept common stock. Upon any election by Tri Valley to convert amounts owing under the convertible subordinated note into shares of common stock, Tri Valley may be deemed to have sole voting power over the common stock issued pursuant to the conversion and sole dispositive power over the common stock issued pursuant to the conversion. In addition, Tri-Valley is wholly owned by its managing member, Tri-Valley Technology Park LLC, referred to as TVTP. By reason of its position as managing member of Tri-Valley, TVTP may be deemed to have beneficial ownership of, and sole voting power and sole dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Lehman Brothers Holdings, Inc., a public entity, by reason of their indirect interest in TVTP have voting and dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Lehman Brothers Holdings, Inc. disclaims beneficial ownership over any such stock except to the extent of its pecuniary interest therein.

(10)	Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas Partners, L.P. and the investment advisor to Gruber & McBaine International. Jon D. Gruber and J. Patterson McBaine are managers of Gruber & McBaine Capital Management, LLC, and they and Eric B. Swergold are portfolio managers for Gruber & McBaine Capital Management, LLC. Gruber & McBaine Capital Management, LLC has discretionary investment power over the portfolio securities held by Lagunitas Partners, L.P. and Gruber & McBaine International, and over the portfolio securities of certain other accounts managed by Gruber & McBaine Capital Management, LLC which collectively hold 162,400 shares of Adept’s common stock, including the power to vote such securities. Each of Jon D. Gruber and J. Patterson McBaine disclaims beneficial ownership of securities with respect to which indirect beneficial ownership is reported, except to the extent of his respective pro rata pecuniary interest therein. The address of each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber, and J. Patterson McBaine is c/o Gruber & McBaine Capital Management, LLC, 50 Osgood Place, San Francisco, California 94133. The information contained in this table is derived from information provided by each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber and J. Patterson McBaine.

(11)	MGP Advisors Limited (“MGP”) is the general partner of, and investment adviser to, Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are members of the MGP and SSTA, are principal owners of AWM and MG and share voting and investment control over all securities owned by these Special Situations Funds entities.

Prospectus Supplement dated February 2, 2005.